Filed Pursuant to Rule 424(b)(3)

Registration No. 333-121341

PROSPECTUS

HIGHLAND	HOSPITALITY

3,000,000 Shares of Common Stock

This prospectus relates to our issuance and sale of up to 3,000,000 shares of common stock from time to time through Brinson Patrick Securities Corporation, as sales manager. These sales, if any, will be made pursuant to a sales agreement between us and the sales manager, a copy of which has been attached as an exhibit to this registration statement of which this prospectus is a part.

Our common shares trade on the New York Stock Exchange under the symbol “HIH”. We will make any sales of our common shares under this prospectus, if any, on or through the facilities of the New York Stock Exchange, to or through a market maker, or to or through an electronic communications network, at prices prevailing at the time of sale, or in any other manner permitted by law (including, without limitation, privately negotiated transactions). We will make these sales through the sales manager on a best efforts basis. On March 29, 2005, the last reported sales price of our common stock on the NYSE was $10.63 per share.

The compensation to the sales manager for sales of our common shares will be at a commission rate ranging from 3.0% to 2.0% of the gross sales price per common share sold, depending upon the aggregate proceeds raised by the sales manager. In connection with the sale of common shares on our behalf, the sales manager will be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of the sales manager may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the sales manager against liabilities, including liabilities under the Securities Act.

You should carefully read and consider the “ Risk Factors” incorporated by reference to our Current Report on Form 8-K filed on March 15, 2005 before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 30, 2005.

We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. We are offering to sell, and seeking offers to buy, only the securities covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time and delivery of this prospectus or of any sale of the shares.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

When used in this prospectus, except where the context otherwise requires, the terms “we”, “our” and “us” refer to Highland Hospitality Corporation and, where appropriate, its subsidiaries. All references to “common stock” refer to our common stock, par value $.01 per share.

RISK FACTORS

Our business faces many risks. You should carefully consider the risk factors incorporated by reference to our Current Report on Form 8-K filed on March 15, 2005 and the other documents incorporated by reference before making a decision to invest in our common stock.

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our company’s or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The “Risk Factors” section of our Current Report on Form 8-K filed with the SEC on March 15, 2005 and those sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in our Annual Report on Form 10-K, as well as other sections included or incorporated by reference into this prospectus, discuss some of the factors that could contribute to these differences, including, but not limited to:

•	U.S. economic conditions generally and the real estate market and the lodging industry specifically;

•	management and performance of our hotels;

•	our plans for renovation of our hotels;

•	our financing plans;

•	supply and demand for hotel rooms in our current and proposed market areas;

•	our ability to acquire additional properties and the risk that potential acquisitions may not perform in accordance with expectations;

•	legislative/regulatory changes, including changes to laws governing taxation of real estate investment trusts; and

•	our competition.

The forward-looking statements made in this prospectus and the documents incorporated by reference relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus and the documents incorporated by reference also contain market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, financial condition, results of operations and the market price of our securities.

USE OF PROCEEDS

Unless otherwise described in the applicable supplement to this prospectus used to offer specific securities, we intend to use the proceeds from the sale of securities under this prospectus for general corporate purposes, which may include the funding of future lodging-related investments, the repayment of outstanding indebtedness, capital expenditures, the expansion, redevelopment and/or improvement of properties in our portfolio, working capital and other general purposes.

DESCRIPTION OF COMMON STOCK

The following summary of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws. See “Where You Can Find More Information.”

Our charter provides that we may issue up to 500,000,000 shares of common stock, $.01 par value per share, and 100,000,000 shares of preferred stock, $.01 par value per share. As of March 4, 2005, we had approximately 40,000,000 shares of common stock issued and outstanding and no preferred stock issued and outstanding. In addition, as of that date, 888,488 shares of common stock were reserved for issuance upon exercise of warrants we issued to Friedman, Billings, Ramsey & Co., Inc. at the time of our initial public offering, 1,049,989 shares of common stock were reserved for issuance under our 2003 Omnibus Stock Incentive Plan, and 824,523 additional shares of common stock have been reserved for issuance in the event we elect to issue shares upon redemption of a like number of outstanding units of limited partnership interest in the Operating Partnership. As permitted by the Maryland General Corporation Law, or MGCL, our charter contains a provision permitting our board of directors, without any action by our stockholders, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Voting Rights of Common Stock

Subject to the provisions of our charter regarding the restrictions on the transfer and ownership of shares of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of common stock, the holders of such common stock possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common stock, voting as a single class, can elect all of the directors and the holders of the remaining stock are not able to elect any directors.

Distributions, Liquidation and Other Rights

All common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Holders of our common stock are entitled to receive distributions when authorized by our board of directors out of assets legally available for the payment of distributions. They also are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding restrictions on transfer of our stock.

Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on transfer of stock contained in our charter, all common stock will have equal distribution, liquidation and other rights.

Power to Reclassify Stock

Our charter authorizes our board of directors to classify any unissued preferred stock and to reclassify any previously classified but unissued common stock and preferred stock of any series from time to time in one or more classes or series, as authorized by the board of directors. Prior to issuance of stock of each class or series, the board of directors is required by the MGCL and our charter to set for each such class or series, subject to the provisions of our charter regarding the restriction on transfer of common stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. Thus, our board of directors could authorize the issuance of preferred stock with priority over the common stock with respect to distributions and rights upon liquidation and with other terms and conditions which could have the effect of delaying, deterring or preventing a transaction or a change in control of our company that might involve a premium price for holders of common stock or otherwise might be in their best interest.

Power to Issue Additional Common Stock and Preferred Stock

We believe that the power to issue additional common stock or preferred stock and to classify or reclassify unissued common stock or preferred stock and thereafter to issue the classified or reclassified stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded, including the NYSE. Although we have no current intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of common stock or otherwise be in their best interest.

Restrictions on Ownership

Our charter provides that no person may beneficially own, actually or constructively, more than 9.9% of the value of our outstanding capital stock or 9.9% of the number of our outstanding shares of common stock. See “Restrictions on Ownership.”

Other Matters

The transfer agent and registrar for our common stock is Wachovia Bank, N.A.

RESTRICTIONS ON OWNERSHIP

For us to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). In addition, we cannot receive significant amounts of rents from tenants that are related to us, directly or constructively, through ownership.

Because our board of directors believes it is at present essential for us to qualify as a REIT, the charter, subject to certain exceptions, contains restrictions on the number of our shares of stock that a person may own. Our charter provides that, unless excepted by our board of directors as discussed below, no person may own, directly or, beneficially, or constructively through the application of the attribution provisions of the Code, more than 9.9% (the “Aggregate Stock Ownership Limit”) in value of our outstanding shares of stock. In addition, unless excepted by our board of directors as discussed below, the charter prohibits any person from acquiring or holding, directly or indirectly, shares of common stock in excess of 9.9% of the number of our outstanding shares of common stock (the “Common Stock Ownership Limit”).

In addition, our charter prohibits (a) any person from beneficially or constructively owning our shares of stock that would result in us being “closely held” under Section 856(h) of the Code, (b) any person from transferring our shares of stock if such transfer would result in our shares of stock being owned by fewer than 100 persons and (c) any transfer that would cause us to own, directly or indirectly, 10% or more of the ownership interests, directly or constructively, in a tenant of our company (or a tenant of any entity owned or controlled by us) if the effect of such ownership would be to cause us to fail to qualify as a REIT (the “Related Party Tenant Prohibition”). Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares of stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned our shares of stock that resulted in a transfer of shares to the Charitable Trust (as defined below), is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

If any direct or indirect Transfer (as defined in our charter) of our stock occurs which, if effective, would result in any person beneficially or constructively owning shares of stock in excess or in violation of the above transfer or ownership limitations (a “Prohibited Owner”), then that number of shares of stock the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded to the nearest whole share) shall be automatically transferred to a trust (the “Charitable Trust”) for the exclusive benefit of one or more charitable beneficiaries (the “Charitable Beneficiary”), and the Prohibited Owner shall not acquire any rights in such shares. If the transfer of our stock to the Charitable Trust as described in the preceding sentence would not be effective for any reason to prevent the violation of the relevant transfer or ownership limitation, such purported Transfer shall be void ab initio and the intended transferee shall acquire no right in such shares of our stock. The automatic transfer of our stock described above, if effective, shall be deemed to be effective as of the close of business on the Business Day (as defined in our charter) prior to the date of such violative transfer. Shares of stock held in the Charitable Trust shall be issued and outstanding shares of stock. The Prohibited Owner shall not benefit economically from ownership of any shares of stock held in the Charitable Trust, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares of stock held in the Charitable Trust. The trustee of the Charitable Trust (the “Trustee”) shall have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the Charitable Trust, which rights shall be exercised for the exclusive benefit of the Charitable

Beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the Trustee shall be paid by the recipient of such dividend or distribution to the Trustee upon demand, and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares of stock held in the Charitable Trust and, subject to Maryland law, effective as of the date that such shares of stock have been transferred to the Trustee, the Trustee shall have the authority (at the Trustee’s sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to our discovery that such shares have been transferred to the Trustee and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote.

Within 20 days of receiving notice from us that shares of stock have been transferred to the Charitable Trust, the Trustee shall sell the shares of stock held in the Charitable Trust to a person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in our charter. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as follows: the Prohibited Owner shall receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Charitable Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price (as defined in our charter) of such shares on the day of the event causing the shares to be held in the Charitable Trust and (ii) the price per share received by the Trustee from the sale or other disposition of the shares held in the Charitable Trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the Charitable Beneficiary. If, prior to our discovery that shares of stock have been transferred to the Charitable Trust, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Charitable Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to the aforementioned requirement, such excess shall be paid to the Trustee upon demand.

In addition, shares of stock held in the Charitable Trust shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Charitable Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the market price on the date we, or our designee, accept such offer. We shall have the right to accept such offer until the Trustee has sold the shares of stock held in the Charitable Trust. Upon such a sale to us, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and any dividends or other distributions held by the Trustee shall be paid to the Charitable Beneficiary.

All certificates representing our shares of stock will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentages as required by the Code or the Treasury Regulations promulgated thereunder) of all classes or series of our shares of stock, including common stock, within 30 days after the end of each taxable year, is required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of stock which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit. In addition, each stockholder shall upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit.

Our board of directors, in its sole discretion, may exempt a proposed transferee from the restrictions described above. However, the board of directors may not grant such an exemption to any person if such exemption would result in our failing to qualify as a REIT. Our board of directors may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to the board of directors, in its sole discretion, in order to determine or ensure our status as a REIT.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of our stockholders.

PLAN OF DISTRIBUTION

We may sell up to 3,000,000 shares of common stock from time to time through Brinson Patrick Securities Corporation, as sales manager. These sales, if any, will be made pursuant to a sales agreement between us and the sales manager, a copy of which has been attached as an exhibit to this registration statement of which this prospectus supplement is a part. Sales of our common shares under this prospectus, if any, will be made on or through the facilities of the New York Stock Exchange, to or through a market maker, or to or through an electronic communications network, at prices prevailing at the time of the sale, or in any other manner permitted by law (including, without limitation, privately negotiated transactions). These sales will be made by the sales manager on a best efforts basis.

The compensation to the sales manager for sales of up to 3,000,000 shares of our common stock shall be at a commission rate ranging from 3.0% to 2.0% of the gross sales price per share of common stock sold, depending upon the aggregate proceeds raised by the sales manager. In connection with the sale of common shares on our behalf, the sales manager will be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of the sales manager may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the sales manager against liabilities, including liabilities under the Securities Act.

The following table shows the public offering price, underwriting commissions and proceeds, before expenses, to us, assuming all 3,000,000 common shares subject to the sales agreement are sold by the sales manager at $10.63 per share, the last reported sales price of our common stock on the New York Stock Exchange on March 29, 2005. The “Per Share” price assumes an offering that will be made, if at all, from time to time at the then-prevailing market prices. Therefore, there can be no assurances that the public offering price, underwriting commissions, and proceeds, before expenses, will be as set forth below. The commissions are computed based upon a commission rate of 3%, the highest applicable rate under the sales agreement.

	Per Share	Total
Public offering price:	$10.63	$31,890,000

Underwriting commissions (3.0%):	$.32	$960,000

Proceeds, before expenses, to us:	$10.31	$30,930,000

LEGAL MATTERS

The validity of the securities offered by means of this prospectus and certain U.S. federal income tax matters have been passed upon for us by Hogan & Hartson L.L.P.

EXPERTS

The consolidated financial statements of Highland Hospitality Corporation and subsidiaries as of December 31, 2004 and 2003, and for the year ended December 31, 2004 and the period from December 19, 2003 to December 31, 2003, the related schedule III to the consolidated financial statements as of December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the financial statements of Portsmouth Hotel Associates, LLC, accounting predecessor to Highland Hospitality Corporation, for the period from January 1, 2003 to December 18, 2003 and the year ended December 31, 2002, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the consolidated financial statements of Highland Hospitality Corporation and subsidiaries as of December 31, 2004 and 2003, and for the year ended December 31, 2004 and the period from December 19, 2003 to December 31, 2003, and the financial statements of Portsmouth Hotel Associates, LLC for the period from January 1, 2003 to December 18, 2003 and the year ended December 31, 2002, contains an explanatory paragraph, which states that effective December 19, 2003, Highland Hospitality Corporation acquired all of the outstanding equity interests of its predecessor in a business combination accounted for as a reorganization of entities under common control with respect to the interests acquired from Barceló Crestline Corporation and acquisition of minority interests recorded at fair value from third parties. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different cost basis than for the periods before the acquisition and, therefore, is not comparable.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy any reports, statements or other information on file at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. These filings are also available at the Internet website maintained by the SEC at http://www.sec.gov. You can also inspect copies of our public filings at the offices of the New York Stock Exchange (the “NYSE”). For further information about obtaining copies of our public filings from the NYSE, please call (212) 656-5060.

We have filed with the SEC a “shelf” registration statement on Form S-3 under the Securities Act of 1933 relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For more detail about us and any securities that may be offered by this prospectus, you may examine the registration statement on Form S-3 and the exhibits filed with it at the locations listed in the previous paragraph.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except to the extent superseded by information contained herein or by information contained in documents filed with or furnished to the SEC after the date of this prospectus. This prospectus incorporates by reference the documents set forth below, the file number for each of which is 1-31906, that have been previously filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 15, 2005;

•	our Current Reports on Form 8-K filed with the SEC on January 31, 2005, March 15, 2005 and March 23, 2005; and

•	our Registration Statement on Form 8-A, which incorporates by reference the description of our common stock from our Registration Statement on Form S-11 (Reg. No. 333-108671), and all reports filed for the purpose of updating such description.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until we have sold all of the securities to which this prospectus relates or the offering is otherwise terminated; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K except to the extent set forth above. These documents may include annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

You may obtain copies of any of these filings through Highland Hospitality Corporation as described below, through the SEC or through the SEC’s Internet website as described above. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus, by requesting them in writing, by telephone or via the Internet at:

Highland Hospitality Corporation

8405 Greensboro Drive, Suite 500

McLean, Virginia 22102

(703) 336-4901

Attn: Investor Relations

Internet Website: www.highlandhospitality.com

THE INFORMATION CONTAINED ON OUR WEBSITE DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS.